SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2016
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MARCH 10th, 2016

DATE, TIME AND PLACE: March 10th, 2016, at 9h00, at the headquarters of TIM Participações S.A. (“Company”), in the city and state of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting was held at the date, time and place above mentioned, with the presence of Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Oscar Cicchetti, and Rodrigo Modesto de Abreu, either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company’s By-laws. The meeting was also attended by Mr. Jaques Horn, Legal Officer and Secretary. Justified absences of Messrs. Mario Di Mauro and Piergiorgio Peluso.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Control and Risks Committee; (2) To acknowledge on the activities carried out by the Statutory Audit Committee; (3) To acknowledge on the activities carried out by the Compensation Committee; (4) To assess the compensation proposal of the Company’s Administrators, members of the Committees and of the Fiscal Council, and to resolve on the submission to the Annual Shareholders’ Meeting of the Company to be convened; (5) To resolve on the proposal for the extension of the Cooperation and Support Agreement and its submission to the Company’s Annual Shareholders’ Meeting, to be convened; (6) To evaluate the proposal of the Company’s by-laws amendment and resolve its submission to the Company’s Annual Shareholders’ Meeting, to be convened; (7) To resolve on the call notice of the Company’s Annual and Extraordinary Shareholders’ Meeting; (8) To resolve on the supply of services agreement to be entered between the wholly-owned subsidiary of the Company, TIM Celular S.A., and Italtel Brasil Ltda.; (9) To analyze the results of the Self-Assessment Questionnaire of the Board of Directors for the year 2015; (10) To resolve on the provision of a guarantee, by the Company, in favor of TIM Celular S.A.; and (11) To resolve on the Enterprise Risk Management – ERM (Company´s Risk Appetite).

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, unanimously by those present at the meeting and with the expressed abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on March 8th, 2016, in accordance with the report presented by Mr. Franco Bertone, Chairman of the Control and Risks Committee;

(2) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on March 8th and 10th, 2016, in accordance with the report presented by Mr. Alberto Emmanuel Carvalho Whitaker, Coordinator of CAE. On this opportunity, the Committee Members suggested to the Board of Directors Members, the establishment of a joint committee (composed by CAE Members and Executives of the Company), acting, specifically, on the review of the Form 20-F (SEC) and the Formulário de Referência (CVM). The proposal indicating the names that shall be part of the joint committee and its operating rules will be presented in the next Board of Directors’ Meeting.

(3) Acknowledged on the activities carried out by the Compensation Committee at its meeting held on March 7th, 2016, in accordance with the report presented by Mr. Manoel Horacio da Silva, chairman of the Compensation Committee;

(4) Opined favorably to the Compensation Proposal for the Company’s Administrators, members of the Committees and of the Fiscal Council, for the year of 2016, and approved its submission to the Company’s Annual Shareholders Meeting to be convened, based on the recommendation of the Compensation Committee and in accordance to the material presented, filed at the Company’s head offices;

(5) Approved the proposal for the extension of the Cooperation and Support Agreement - CSA, to be entered into between Telecom Italia S.p.A, on one side, and TIM Celular SA ("TCEL"), Intelig Telecomunicações Ltda. ("Intelig") and the Company, on the other side, as its submission to the Shareholders’ Meeting, based on the CAE’s favorable opinion and in accordance with the material filed at the Company’s head office;

(6) Approved the proposal of the Company’s by-laws amendment and consolidation, in order to adjust the provision of the Company’s head offices address, and its submission to the Shareholders’ Meeting to be convened;

(7) Approved the convening notice of the Annual and Extraordinary Shareholders’ Meeting of the Company to be held on April 12th 2016, to deliberate on the following agenda: At the Annual Shareholders’ Meeting: (1) To resolve on the management’s report and the financial statements of the Company, dated as of December 31st, 2015; (2) To resolve on the management’s proposal for the allocation of the results related to the fiscal year of 2015 and distribution of dividends by the Company;  (3) To resolve on the composition of the Fiscal Council of the Company and to elect its effective and alternate members; and (4) To resolve on the Compensation Proposal for the Company’s Administrators and the members of the Fiscal Council of the Company, for the year of 2016; At the Extraordinary Shareholders’ Meeting: (1) To resolve on the proposed extension of the Cooperation and Support Agreement, to be entered by and among Telecom Italia S.p.A., on one side, and TIM Celular S.A., Intelig Telecomunicações Ltda. and the Company’s, on the other; and (2) To resolve on the amendment and consolidation of the by-laws amendment and consolidation, in order to adjust the provision of the Company’s head offices address.

(8) Approved the celebration of the supply of services agreement to be entered between the wholly-owned subsidiary of the Company, TIM Celular S.A., and Italtel Brasil Ltda., in the total amount of R$53,447,905.87 (fifty-three million, four hundred and forty-seven thousand, nine hundred and five Reais and eighty-seven cents), considering CAE’s favorable opinion, on its meeting held on March 8th, 2016 and in accordance with the material presented, filed at the Company´s head offices;

(9) Analyzed the results of the Self-Assessment Questionnaire, answered by the Board of Directors Members, for the year 2015;

(10) Approved the provision of a guarantee in favor of TIM Celular S.A. (“TCEL”), wholly owned subsidiary of the Company, under the agreement, to be entered into between the Banco Nacional de Desenvolvimento – BNDES (“BNDES”) and TCEL. All according to the presentation made by Mr. Guglielmo Noya, Chief Financial Officer, and Mr. Paolo Barroero, representative of the Treasury Area, and the material filed at the Company’s head offices; and

(11) Approved the level of propensity to risk, under the Company’s Risk Management Program for the year 2016, all according to the material presented by Mr. Guglielmo Noya, Chief Financial Officer, and Mr. Gustavo Brantes, representative of the Risk Management area, filed in the Company’s head offices.

CLARIFICATIONS AND CLOSING: It is registered that Mr. Oscar Cicchetti attended the meeting from the item (4) of the agenda. With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Oscar Cicchetti, and Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), March 10th, 2016.

JAQUES HORN Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 10, 2016	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.